As filed with the Securities and Exchange Commission on July 28, 2000

                                             Securities Act File No. 333-15973
                                      Investment Company Act File No. 811-5870

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                            -----------------------

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(e)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

                               (Amendment No. 1)


                 Merrill Lynch Senior Floating Rate Fund, Inc.
                               (Name of Issuer)
                 Merrill Lynch Senior Floating Rate Fund, Inc.
                     (Names of Person(s) Filing Statement)

               Shares of Common Stock, Par Value $.10 per share
                        (Title of Class of Securities)

                                  59019R 10 5
                     (CUSIP Number of Class of Securities)

                                Terry K. Glenn
                 Merrill Lynch Senior Floating Rate Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                  Copies to:


Thomas R. Smith, Jr., Esq.             Bradley J. Lucido, Esq.
Brown & Wood LLP                       Merrill Lynch Investment Managers, L.P.
One World Trade Center                 P.O. Box 9011
New York, New York  10048-0557         Princeton, New Jersey  08543-9011


                           CALCULATION OF FILING FEE

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Transaction Valuation:  $389,090,000*        Amount of Filing Fee: $ 77,818**
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* Calculated as the aggregate maximum purchase price to be paid for 41,000,000 shares in the offer, based upon the net asset value per share ($9.49) at June 15, 2000.
**   Calculated as 1/50th of 1% of the Transaction Valuation.
/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
     Form or Schedule and the date of its filing.
Amount Previously Paid: __________________     Filing Party: _________________
Form or Registration No.: ________________     Date Filed:: __________________
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     / /  third-party tender offer subject to Rule 14d-1.
     /x/  issuer tender offer subject to Rule 13e-4.
     / /  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/


PAGE>


           This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on June 20, 2000 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.

           The Offer terminated at 12:00 midnight, New York time, on July 18, 2000 (the "Expiration Date"). Pursuant to the Offer, 18,675,324.972 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.47 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $176,855,327.49.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.




July 28, 2000                                By   /s/ Terry K. Glenn
                                                ------------------------------
                                                (Terry K. Glenn, President)